Filed pursuant to Rule 424(b)(2)
File No. 333-169290

3,000,000 Shares in Primary Offering

500,000 Shares Pursuant to Distribution Reinvestment Plan

Senior Common Stock

Amendment No. 2 dated March 27, 2013

to the

Prospectus Supplement dated March 28, 2011

This amendment contains information which amends, supplements or modifies certain information contained in the Prospectus Supplement of Gladstone Commercial Corporation dated March 28, 2011, as amended by Amendment No. 1 dated May 25, 2011 (the “Prospectus”).

This amendment updates information in the Prospectus in connection with the board of director’s decision to extend the offering period for our Senior Common Stock offering for an additional two years. In connection with this extension, the offering period for our Senior Common Stock will terminate on the earlier of (i) March 28, 2015, unless earlier terminated or extended by our board of directors, or (ii) the date on which 3,000,000 shares of Senior Common Stock are sold hereunder. As of the date of this supplement, we have sold a total of 157,662 shares of Senior Common Stock.

Additionally, this amendment updates the Prospectus to reflect the issuance of our 7.125% Series C Cumulative Term Preferred Stock, par value $0.001 per share, which we refer to as our “Series C Preferred Stock.” The Series C Preferred Stock is listed on the NASDAQ Global Select Market under the symbol “GOODN” and ranks pari passu to our Series A Preferred Stock and Series B Preferred Stock with respect to distributions we pay and with respect to our liquidation, dissolution or winding up.

An investment in shares of Senior Common Stock involves substantial risks. See “Risk Factors” beginning on page S-23 of the Prospectus Supplement dated March 28, 2011 and in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and other information that we file from time to time with the Securities and Exchange Commission which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Cover Page

This supplement replaces in their entirety the fourth and fifth paragraphs on the Cover Page to the Prospectus with the following text:

The primary offering for our Senior Common Stock will terminate on the earlier of (i) March 28, 2015, unless earlier terminated or extended by our board of directors, or (ii) the date on which 3,000,000 shares of Senior Common Stock are sold hereunder. If we extend the primary offering period beyond March 28, 2015, we will update this prospectus supplement accordingly. We may extend the offering period for the 500,000 shares of Senior Common Stock being offered hereby under our distribution reinvestment plan beyond the termination of the primary offering and until we have sold all of the shares allocated to the plan through the reinvestment of distributions. We reserve the right, however, to terminate the primary offering and the offering pursuant to our distribution reinvestment plan at any time in our sole and absolute discretion.

Distributions paid on shares of Senior Common Stock (i) will be in an amount equal to $1.05 per share per annum, declared daily and paid at the rate of $0.0875 per share per month and (ii) must be paid before distributions are paid on shares of Listed Common Stock but after distributions are paid on shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

Our Investment Approach and Track Record

This supplement replaces in its entirety the first sentence of the first full paragraph on page S-7 under the section titled “Our Investment Approach and Track Record” of the Prospectus with the following text:

Distributions paid in respect of shares of Senior Common Stock must be paid before distributions are paid on shares of Listed Common Stock but after distributions are paid on shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

Restrictions on Stock Ownership

This supplement replaces in its entirety the first sentence of the paragraph on page S-14 under the section titled “Restrictions on Stock Ownership” of the Prospectus with the following text:

Our charter contains restrictions on ownership of the shares that prevent any one person from owning (directly or under constructive ownership rules relevant for purposes of our qualification as a REIT) more than 9.8% of our outstanding capital stock (which includes Listed Common Stock, Senior Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock).

QUESTIONS AND ANSWERS REGARDING THIS OFFERING

This supplement replaces in their entirety the answers to the following questions on pages S-15 through S-20 of the Prospectus with the following text:

Q:	How long will this offering last?

A:	The primary offering, which commenced on March 28, 2011, has been extended and will terminate on the earlier of (i) March 28, 2015, unless earlier terminated or extended by our Board, or (ii) the date on which 3,000,000 shares of Senior Common Stock are sold hereunder. If we extend the primary offering period beyond March 28, 2015, we will update this prospectus supplement accordingly. We may extend the offering period for the 500,000 shares of Senior Common Stock being offered hereby under our distribution reinvestment plan beyond the termination of the primary offering and until we have sold all of the shares allocated to the plan through the reinvestment of distributions. We may terminate this offering at any time in our sole and absolute discretion.

Q:	What is “Senior Common Stock?”

A:	Senior Common Stock is a separate class of our capital stock that has priority over Listed Common Stock with respect to the payment of distributions and is pari passu with Listed Common Stock with respect to distributions upon liquidation. Senior Common Stock, however, is junior to our Series A Preferred Stock, our Series B Preferred Stock and our Series C Preferred Stock with respect to the payment of distributions, including distributions upon liquidation. Senior Common Stock is not listed or traded on a national securities exchange or listed for quotation on a national market, but Listed Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are each listed on the NASDAQ Global Select Market under the trading symbols “GOOD,” “GOODP, “GOODO” and “GOODN” respectively.

For more information about our Senior Common Stock, Listed Common Stock, Series A Preferred Stock and Series B Preferred Stock, see “Description of Capital Stock” in the accompanying prospectus.

Q:	What are the main benefits of investing in shares of Senior Common Stock?

A:	We believe that an investment in shares of Senior Common Stock will provide the following benefits to investors:

•	Distribution rate of $1.05 per share per annum, declared daily and paid at the rate of $0.0875 per share per month;

•

Distributions paid on shares of Senior Common Stock must be paid before distributions are paid on shares of Listed Common Stock but after distributions are paid on shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock;

•	Distributions paid on shares of Senior Common Stock cannot be decreased and are cumulative;

•	Shares of Senior Common Stock are generally not callable prior to September 1, 2017;

•	Holders of shares of Senior Common Stock have the option to convert such shares into shares of Listed Common Stock after five years of their issuance;

•	A valuation of shares of Senior Common Stock will be published every quarter beginning with the quarter ending September 30, 2014; and

•	Quarterly repurchase of shares of Senior Common Stock from cash available from the sale of shares of Senior Common Stock under the distribution reinvestment plan.

Q:	What is the distribution rate payable on shares of Senior Common Stock?

A:	Holders of shares of Senior Common Stock will be entitled to receive, subject to the preferential rights of the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, when and as declared by our Board, distributions in an amount equal to $1.05 per share per year, declared daily and paid at the rate of $0.0875 per share per month.

Q:	When will I begin accruing distributions and how often will I receive them?

A:	You will begin accruing distributions immediately on a daily basis upon your investment in shares of Senior Common Stock. We expect to pay distributions monthly on or about the fifth business day of the month following the month in which such distributions are earned, with such payments beginning with the first calendar month after you purchase shares of Senior Common Stock. Your first distribution payment may include a partial accrued distribution payment. Although we generally intend to pay distributions on shares of Senior Common Stock monthly, because such distributions are cumulative, they will accrue, if not paid, and they must be paid before distributions are paid on shares of Listed Common Stock but after distributions are paid on shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

Q:	Will the distributions that I receive be taxable as ordinary income?

A:	Generally, distributions that you receive, including distributions that you elect to reinvest pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent that they are paid from our current and accumulated earnings and profits. As long as we qualify as a REIT, distributions made out of our current and accumulated earnings and profits generally will be taxable to our stockholders as ordinary income. In determining the extent to which a distribution made with respect to shares of our capital stock constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions made with respect to our Preferred Stock, then to our Senior Common Stock, and then to our Listed Common Stock. As a result of certain noncash expenses, such as depreciation, our aggregate distributions to our stockholders are expected to exceed our earnings and profits in future taxable years; however, no assurances can be given that this will be the case in any given year. In 2012, 100% of our distributions in respect of our Senior Common Stock were treated as other than taxable dividends.

Any distribution that is not made out of our current or accumulated earnings and profits will be deemed to be a return of capital to the extent of each individual stockholder’s tax basis in the stockholder’s shares. Any distribution in excess of an individual stockholder’s tax basis will be deemed to be a capital gain. You will not have to pay taxes on the portion of your distribution that is treated as a return of capital. Such distributions, however, will reduce the tax basis of your investment and will not be subject to tax until your investment is sold or we are liquidated, at which time you would be taxed at capital gains rates. Because each investor’s tax considerations are different, we suggest that you consult with your tax adviser prior to investing in shares of Senior Common Stock.

For more information regarding the tax consequences of purchasing shares of Senior Common Stock, see “Additional Material U.S. Federal Income Tax Considerations” in this prospectus supplement and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Q: Can you call my shares of Senior Common Stock for redemption?

A:	Yes; however, we may not call your shares of Senior Common Stock for redemption prior to September 1, 2017 except in certain limited circumstances relating to maintaining our ability to qualify as a REIT. Starting from September 1, 2017, the Senior Common Stock will be callable for redemption for cash at our option, in whole or part, at a redemption price equal to $15.30 per share plus accrued and unpaid distributions upon not less than 30 nor more than 60 days’ written notice. You may exchange your shares of Senior Common Stock for shares of Listed Common Stock at any time after you have held them for at least five years and before we call them. See “Questions and Answers Regarding This Offering — May I exchange my shares of Senior Common Stock for shares of Listed Common Stock?” below.

Q:	May I exchange my shares of Senior Common Stock for shares of Listed Common Stock?

A:	Yes, after the Senior Common Stock has been held for at least five years. Holders of shares of Senior Common Stock will have the right, but not the obligation, following the fifth anniversary of the issuance of such shares proposed to be exchanged to exchange any or all of such shares of Senior Common Stock for shares of Listed Common Stock. The exchange ratio, or the Exchange Ratio, will be calculated by dividing $15.00 (the value assigned to each share of Senior Common Stock) by the greatest of (i) the Closing Trading Price of Listed Common Stock on the date on which such shares of Senior Common Stock were originally issued, (ii) the Book Value Per Share of Listed Common Stock as determined as of the date on which such shares of Senior Common Stock were originally issued, or (iii) $13.68.

For example, the Closing Trading Price and the Book Value Per Share of the Listed Common Stock as of December 31, 2012 were $17.95 and $11.04, respectively. If you purchased shares of Senior Common Stock on December 31, 2012, the Exchange Ratio for the shares of Senior Common Stock that you purchased would be $15.00 divided by the greatest of $17.95, $11.04or $13.68 per share. In this example, you would receive 0.8357 shares of Listed Common Stock for each share of Senior Common Stock ($15.00 divided by $17.95) upon electing to exchange your shares (at least five years after issuance).

For this purpose, “Book Value Per Share” means, as of a given date, the common stockholders’ equity (as reflected in our most recent periodic SEC filing) divided by the number of outstanding shares of common stock as of the same date. “Closing Trading Price” means, on any date of determination, (i) the most recently reported closing price per share of Listed Common Stock as of such date on the NASDAQ Global Select Market, or (ii) if, as of such date, Listed Common Stock is not traded on the NASDAQ Global Select Market, the most recently reported closing price per share of Listed Common Stock on the primary stock exchange on which Listed Common Stock is then listed for trading, or (iii) if, as of such date, Listed Common Stock is not listed for trading on any stock exchange, the closing bid price per share for Listed Common Stock on the Over-the-Counter Bulletin Board, over-the-counter market or on the Pink Sheets, or (iv) if there is no longer any public market for Listed Common Stock as of such date, the fair market value of a share of Listed Common Stock as determined in good faith by our Board.

Q:	Do shares of Senior Common Stock have a liquidation preference?

A:	No. Upon our liquidation, each share of Senior Common Stock will be automatically converted to a number of shares of Listed Common Stock in accordance with the Exchange Ratio. Therefore, Senior Common Stock will rank pari passu with Listed Common Stock upon a liquidation, dissolution or winding up of the Company. Holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will be entitled to receive their liquidation preference in full before we can pay distributions of remaining proceeds to all holders of shares of Senior Common Stock and Listed Common Stock. As of December 31, 2012, we had 1,000,000 shares of Series A Preferred Stock, 1,150,000 shares of Series B Preferred Stock and 1,540,000 shares of Series C Preferred Stock outstanding. Therefore, upon liquidation, we would have to pay $92,250,000 in the aggregate to redeem these shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock before we could pay distributions of remaining proceeds to all holders of shares of Senior Common Stock and Listed Common Stock.

Q:	Will the Company provide a periodic share valuation?

A.	Yes. Beginning with the quarter ending September 30, 2014, we will determine the value per share of Senior Common Stock on a quarterly basis. This value will be determined as of the last day of each quarter and will be posted to our website at www.GladstoneCommercial.info.

ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This supplement adds the following text immediately after the final paragraph under the section entitled “ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS” on page S-37 of the Prospectus:

Recently Enacted Legislation

The recently enacted American Taxpayer Relief Act of 2012 (“ATRA”) permanently extended certain U.S. federal income tax rates in effect for 2012 for taxpayers that are taxable as individuals, trusts or estates. Among other things, ATRA provided for the permanent extension of the ordinary income and long-term capital gains tax rates in effect for individuals with taxable income at or below certain thresholds, which are indexed for inflation ($400,000 in the case of unmarried individuals and $450,000 in the case of married couples filing jointly). Taxpayers that are taxable as individuals, trusts or estates will be subject to a maximum U.S. federal income tax rate of 39.6% on ordinary income and 20.0% on long-term capital gains for taxable years beginning after December 31, 2012 with respect to taxable income above the aforementioned thresholds.

ATRA also provided for a permanent extension of the taxation of qualified dividends received by taxpayers that are taxable as individuals, trusts or estates at the same maximum U.S. federal income tax rates applicable to long-term capital gains. Accordingly, distributions of our taxable income that are reported by us as being derived from “qualified dividend income” will be taxed in the hands of non-corporate U.S. stockholders at the rates applicable to long-term capital gains, provided that holding period requirements and all other requirements are met by both the stockholders and us. As discussed in the accompanying prospectus, dividends distributed by us generally will not be attributable to qualified dividend income. ATRA also permanently extended the 28.0% rate for backup withholding.

FATCA Withholding

The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30.0% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied.

The U.S. Treasury Department and the IRS recently issued final Treasury Regulations under FATCA. FATCA generally imposes a 30.0% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. Under delayed effective dates provided for in the Treasury Regulations, such required withholding would not begin until January 1, 2014 with respect to dividends on our stock, and January 1, 2017 with respect to gross proceeds from a sale or other disposition of our stock.

If withholding is required under FATCA on a payment related to our stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). You should consult your own tax advisor regarding the effect of FATCA on an investment in our stock.

PLAN OF DISTRIBUTION

This supplement replaces in its entirety the second paragraph under the section entitled “PLAN OF DISTRIBUTION” on page S-38 of the Prospectus with the following text:

The primary offering, which commenced on March 28, 2011, has been extended and will terminate on the earlier of (i) March 28, 2015, unless earlier terminated or extended by our Board, or (ii) the date on which 3,000,000 shares of Senior Common Stock are sold hereunder. If we extend the primary offering period beyond March 28, 2015, we will update this prospectus supplement accordingly. We may extend the offering period for the 500,000 shares of Senior Common Stock being offered hereby under our distribution reinvestment plan beyond the termination of the primary offering and until we have sold all of the shares allocated to the plan through the reinvestment of distributions. We may, however, terminate this offering at any time in our sole and absolute discretion.

Valuation

This supplement replaces in its entirety the second paragraph under the sub-section entitled “Valuation” on page S-44 of the Prospectus with the following text:

To assist fiduciaries in fulfilling their valuation and annual reporting responsibilities with respect to ownership of shares of Senior Common Stock, beginning with the quarter ending September 30, 2014, we will determine the value per share of Senior Common Stock on a quarterly basis. This value will be determined as of the last day of each quarter and will be posted to our website at www.GladstoneCommercial.info.